WSFS Bank Center 500 Delaware Avenue Wilmington, DE 19801

Via EDGAR

December 8, 2022
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628
Attn: Jessica Livingston

Re:	MVB Financial Corp.
Amendment No. 1 to Registration on Form S-4
Filed December 8, 2022
File No. 333-268098

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, MVB Financial Corp. hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Eastern Time, on December 12, 2022, or as soon as practicable thereafter.

Please contact Evan Toebbe of Squire Patton Boggs (US) LLP at (513) 361-1209 with any questions you may have regarding this request. In addition, please notify Mr. Toebbe by telephone when this request for acceleration has been granted.

Respectfully,

MVB Financial Corp.

By: /s/ Donald T. Robinson
Name: Donald T. Robinson
Title: President and Chief Financial Officer

cc:	Larry F. Mazza, MVB Financial Corp.
Eric J. Bergevin, Integrated Financial Holdings, Inc.
Stuart M. Rigot, Wyrick Robbins Yates & Ponton LLP
Jonathan A. Greene, Wyrick Robbins Yates & Ponton LLP
James Barresi, Squire Patton Boggs (US) LLP